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03024891

July 28, 2003

BY HAND DELIVERY


RECD S.E.C.
JUL 2 9 2003
1086

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

SUPPL

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated July 28, 2003, announcing Wanadoo's first-half 2003 revenues.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Very truly yours,

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

PADOCS01/187262.1



Paris, July 28,2003

Wanadoo first-half 2003 revenues up 34 percent, operating income before depreciation and amortisation quadrupled

- **Revenues up 34 percent for first-half 2003:**
  - **Revenues from Access, Portals and e-Merchant segment surge 57 percent:**
  - 445,000 new broadband customers during first six months of 2003, including 206,000 during second quarter 2003
  - Average Revenue Per User (ARPU[4]) and Portals revenues advance
  - Wanadoo businesses outside of France represented 36 percent of first-half 2003 revenues for Access, Portals and e-Merchant segment.

  - **Directories segment records 5-percent growth:**
  - Revenues from print directories continue to increase
  - 17-percent rise in revenues from online directories.

- **Operating income before depreciation and amortisation quadruples to 109 million euros[1] for first-half 2003:**
  - Operating income before depreciation and amortisation for Access, Portals and e-Merchant segment is nearing breakeven
  - 12-percent rise in operating income before depreciation and amortisation for Directories segment (35 percent margin).

- **Positive consolidated operating income, totaling 60 million euros[1] for first-half 2003**

For the first six months of 2003 Wanadoo had revenues of 1,227 million euros, up 34 percent over the year-earlier period. This increase was led by a 64-percent jump in revenues from international business, which totaled 305 million euros for the period. Excluding the effect of exchange rates, Wanadoo's revenues were up 35 percent for the first six months of 2003 versus the year-earlier period.

Wanadoo had revenues of 661 million euros for the second quarter of 2003, up 30 percent over the year-earlier period. Growth was fueled by both of Wanadoo's core segments, which continued to see increased revenues. The Access, Portals and e-Merchant segment experienced a 56-percent surge in revenues for the second quarter of 2003. Revenues for the Directories segment were up 3 percent for the second quarter of 2003.



Commenting on these results, Oliver Sichel, Chairman and CEO of Wanadoo, said:

"With operating income before depreciation and amortisation exceeding our objectives and a positive operating income, Wanadoo posted profitable growth during the first half of 2003, strengthening our European leadership positions. Revenues from Internet access rose more than 50 percent, driven by broadband services, while Portals revenues doubled. Directories proved resilient despite the difficult economic environment, posting 7-percent growth in France. Revenue growth was coupled with improvement in operational performance, including the deployment of TOP projects, the sale of Wanadoo Belgium and the reorganization of the Portals segment in France, leading to a strong improvement in Wanadoo's profit performance."

Wanadoo topped 1.8 million broadband customers in Europe at end June 2003.
At June 30, 2003 Wanadoo had 8.807 million Internet Access customers in Europe, including 1.819 million broadband customers (ADSL and cable). Wanadoo added 206,000 new broadband customers during the second quarter of 2003, including 191,000 ADSL customers. At June 30, 2003 Broadband customers represented 20.7 percent of the total Wanadoo Internet Access customer base, up from 18.4 percent at March 31, 2003.

Wanadoo operating income before depreciation and amortisation quadrupled for the six months ended June 30, 2003
Excluding a fine levied by the European Commission, consolidated operating income before depreciation and amortisation totaled 119 million euros for the first half of 2003, compared with 28 million euros for the first-half 2002 period. This represents a margin on revenues of 10 percent, versus 3 percent for the year-earlier period. The Access, Portals and e-Merchant segment reduced its operating income before depreciation and amortisation loss by a factor of six for the first half of 2003, notably due to sustained revenue growth from Internet Access and a significant reduction of operating income before depreciation and amortisation losses from the U.K. and Spain. Excluding the fine levied by the European Commission, operating income before depreciation and amortisation for the Access, Portals and e-Merchant segment neared breakeven, with a loss of only 15 million euros for the first half of 2003. The Directories segment experienced ongoing growth in operating income before depreciation and amortisation, which advanced 12 percent for first-half 2003 to 148 million euros.

Wanadoo posted consolidated operating income of 60 million euros for the first half of 2003, compared with a loss of 4 million euros in the year-earlier period.



Consolidated revenues for second-quarter 2003 / 2002

(in millions of euros)	2nd quarter 2002	2nd quarter 2003	Change(*)
Internet Access, Portals, e-Merchant[2]	**267**	**417**	**56%**
of which international revenues	***87***	***143***	***64%***
Internet Access	238	368	54%
Portals	20	40	92%
e-Merchant	8	10	14%
Directories	**239**	**247**	**3%**
France	227	237	5%
International	13	9	-29%
Other	1	-3	NM
Total Wanadoo revenues	**507**	**661**	**30%**
of which international revenues	***100***	***152***	***52%***

* Calculated using non-rounded values

Consolidated revenues for first-half 2003 / 2002

(in millions of euros)	1st half 2002	1st half 2003	Change(*)
Internet Access, Portals, e-Merchant[2]	**516**	**810**	**57%**
of which international revenues	***164***	***288***	***75%***
Internet Access	459	722	57%
Portals	40	67	65%
e-Merchant	17	21	23%
Directories	**401**	**422**	**5%**
France	379	404	7%
International	22	18	-20%
Other	0	-5	NM
Total Wanadoo revenues	**918**	**1 227**	**34%**
of which international revenues	***186***	***305***	***64%***

* Calculated using non-rounded values



Consolidated operating income before depreciation and amortisation for first-half 2003 / 2002

(in millions of euros)	1st half 2002	1st half 2003	Change
Internet Access, Portals, e-Merchant [1]	- 87	- 25	71%
Directories	132	148	12%
Other	- 17	- 15	12%
Consolidated operating income before depreciation and amortisation [1]	**28**	**109**	**289%**
Consolidated CAPEX [5]	**42**	**37**	**-12%**

Consolidated operating income for first-half 2003 / 2002

(in millions of euros)	1st half 2002	1st half 2003	Change
Access, Portals, e-Merchant [1]	- 113	- 67	41%
Directories	125	142	14%
Other	- 16	- 15	6%
Consolidated operating income [1]	**- 4**	**60**	**NM**

Wanadoo key indicators

Division	Indicator	End June 2002	End June 2003	Change
Internet Access	Total active customers (thousands)	6,831	**8,807**	+29%
Portals [3]	Pages viewed (millions per month)	1,462	**3,296**	+125%
e-Merchant	Cumulated orders on alapage.com (thousands)	289	**420**	+45%
Directories	Internet advertisers (thousands)	225	**262**	+16%



Internet Access, Portals and e-Merchant segment: revenues surge 57 percent and operating income before depreciation and amortisation nears breakeven for first-half 2003

Internet Access, Portals and e-Merchant revenues were up 57 percent to 810 million euros in the first half of 2003, compared with the year-earlier period. These revenues rose 48 percent in France and 75 percent outside of France for first-half 2003. Wanadoo businesses outside of France represented 36 percent of first-half 2003 revenues for the Access, Portals and e-Merchant segment, compared with 32 percent for the first six months of 2002.

The Internet Access, Portals and e-Merchant segment had revenues of 417 million euros for the second quarter of 2003, up 56 percent versus the second quarter of 2002.

Revenue growth from the Internet Access business derived from the following factors:

- **Growth in the Wanadoo customer base in France, with a more favorable distribution.** Wanadoo's customer base in France totaled 4.23 million active subscribers at end June 2003, up from 4.13 million at end March 2003. At June 30, 2003, Wanadoo had 1.394 million active broadband subscribers, including 1.32 million for ADSL. ARPU[4] continued to increase, reaching 17.3 euros at end June 2003.

- **Increase in monthly ARPU[4] in the U.K.** Freeserve had 2.639 million active subscribers at end June 2003, including 1.011 million customers with a paying subscription and 91,000 broadband subscribers. Pay subscribers accounted for 42 percent of the customer base at end June 2003. Freeserve's monthly ARPU[4] continued to rise, reaching 8.5 euros at end June 2003.

- **Uptrading of the customer base in Spain and the Netherlands.** Wanadoo operations in Spain had 1.454 million active subscribers at end June 2003, including 131,000 ADSL subscribers. This represents 9 percent of the customer base, up from 7.9 percent at end March 2003. Wanadoo operations in the Netherlands had 476,000 subscribers at end June 2003, including 203,000 broadband subscribers. This represents 42.7 percent of the subscriber base, up from 39.1 percent at end March 2003.

Wanadoo's Portals segment had revenues of 40 million euros for the second quarter of 2003, an increase of 92 percent. This includes 16 million euros from online advertising during the second quarter, up 25 percent, due in part to the consolidation of Eresmas. For the first six months of 2003 portals revenues totaled 67 million euros, a rise of 65 percent. This includes 35 million euros from online advertising, an increase of 48 percent over the year-earlier period.

E-Merchant business continued to grow during the first half of the year. Alapage.com booked 420,000 orders during the first six months of 2003, an increase of 45 percent over the first half of 2002.



Excluding the fine levied by the European Commission, the Access, Portals and e-Merchant segment cut its operating income before depreciation and amortisation loss for the first half of 2003 by a factor of 6 to 15 million euros. This compares with an operating income before depreciation and amortisation loss of 87 million for the first half of 2002. Operating income before depreciation and amortisation for France was 21 million euros, compared with 5 million euros for the first half of 2002. This reflects enhanced margins for low-speed and broadband Internet access solutions, despite substantial acquisition costs to address sustained growth in the ADSL market.

In the United Kingdom, optimized management of Freeserve's network capacity needs and robust growth in ARPU[4] significantly narrowed losses to 25 million euros for the first half of 2003 (losses totaled 26 million euros at constant exchange rates), versus losses of 52 million euros for the first half of 2002.

Spain also narrowed its operating income before depreciation and amortisation loss thanks to economies of scale following the integration of Eresmas at the end of 2002. The operating income before depreciation and amortisation loss was 10 million euros for operations in Spain for the six months ended June 30, 2003, compared with negative operating income before depreciation and amortisation of 25 million euros for the 2002 period. Operating income before depreciation and amortisation in the Netherlands swung to breakeven for the first half of 2003, an improvement over the operating income before depreciation and amortisation loss of 5 million euros for the first half of 2002.

Directories Segment: revenues up 5 percent and operating income before depreciation and amortisation growth of 12 percent for first-half 2003

For the first six months of 2003, the Directories segment posted revenues of 422 million euros, up 5 percent over the 2002 period.

The Directories segment had revenues of 247 million euros for the second quarter of 2003, up 3 percent over the second quarter of 2002.

Total revenues from the Directories business in France reached 237 million euros for the second quarter of 2003, up 5 percent over the year-earlier period. For the first six months of the year, revenues in France advanced 7 percent to 404 million euros.

Revenues from online directories – advertising and site creation, spanning both Minitel and Internet – totaled 52 million euros for the second quarter of 2003, up 20 percent over the second quarter of 2002. For the first-half period 2003 these revenues advanced 17 percent to 116 million euros. Revenues from online directories accounted for 27 percent of Directories segment revenues for the first half of 2003.

Revenues from Internet directories in France and Spain (pagesjaunes.fr and qdq.com) were up 44 percent for the second quarter of 2003 versus the second quarter of 2002. The number of Internet advertisers on pagesjaunes.fr and qdq.com increased to 262,000 at June 30, 2003 compared with 252,000 at end March 2003.



Operating income before depreciation and amortisation for the Directories segment advanced 12 percent to 148 million euros for the first half of 2003. This compares with 132 million euros for the first half of 2002. The operating income before depreciation and amortisation margin for the first six months of 2003 was 35.2 percent, up 2.3 points. This improvement reflects increases in online directories and cost savings for print directories. Operating income before depreciation and amortisation for PagesJaunes in France totaled 167 million euros, up 18 percent over the first half of 2002 (141 million euros).

Operating income before depreciation and amortisation for QDQ Media in Spain was impacted by reorganization initiatives during the first six months of 2003, resulting in an operating income before depreciation and amortisation loss of 18 million euros, compared with an operating income before depreciation and amortisation loss of 7 million euros for the year-earlier period.

Outlook

Wanadoo confirms its financial targets for 2003:

- Revenue growth of 25 to 30 percent
- Tripling of consolidated operating income before depreciation and amortisation
- Operating income before depreciation and amortisation for Access, Portals and e-Merchant segment at breakeven
- Positive operating income before depreciation and amortisation – CAPEX[5]

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at June 30, 2003, 8,807 million active subscribers, 3.3 billion pages viewed per month and, at December 31, 2002, more than 638,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and U.K. and the n° 2 in Spain. Wanadoo is also present in the Netherlands. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with 1.8 million ADSL and cable subscribers.
Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Notes

(1) including 10 million euro fine from European Commission in the first half of 2003
(2) Eresmas, which was consolidated as of November 2002, is not consolidated for the first half of 2002. Eresmas had revenues of 34 million euros for this period. Figures for Wanadoo Belgium, which was deconsolidated at the beginning of March 2003, are included only for the first two months of 2003.
(3) Total audience for all Wanadoo properties.
(4) Monthly ARPU (Average Revenue Per User): calculated by dividing connectivity revenues (from subscriptions and payments by the telephone operator for non-subscription offers) since the beginning of the year by the average number of customers during the period in question, on a monthly basis. The weighted average number of our customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.
(5) CAPEX (Capital Expenditures): acquisitions of tangible and intangible assets.


wanadoo

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Tél : +33 1 44 44 93 93
Nilou du Castel
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Investor Relations:
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Vincent Gouley
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